UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield closes the acquisition of Solaben 1/6

September 30, 2015 – Abengoa Yield (NASDAQ: ABY), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, today announced it has closed the acquisition from Abengoa of Solaben 1/6, a 100 MW solar complex in Spain. As previously announced, the acquisition has been financed with Tranche B of the revolving credit facility amounting to $290 million and cash on hand. The maturity of this Tranche B is December 2017.

Solaben 1/6 is part of the fourth asset acquisition, which also comprises the acquisitions of ATN2, closed in June, and a 13% stake in Solacor 1/2, (in which Abengoa Yield already owned a 74% stake) from JGC, which is expected to close in December 2015.

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North America, South America and EMEA. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.abengoayield.com).

Investor Relations

Leire Perez

Tel: +44 20 7098 4384

E-mail: ir@abengoayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Javier Garoz
Name: Javier Garoz
Title: Chief Executive Officer

Date: September 30, 2015